

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 27, 2017

<u>Via E-mail</u>
Robert Stevens
Receiver
Bakhu Holdings, Corp.
387 Corona St., Suite 555
Denver, Co 80218

      Re: Bakhu Holdings, Corp.
              Form 10-12G
              Filed October 31, 2017
              File No. 000-55862

Dear Mr. Stevens:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

<u>Business, page 2</u>

1. Please clarify whether the company has filed all the documents and reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act. We note that the company filed 1934 Exchange Act reports up until June 14, 2011 and just recently filed a Form 8-K on May 11, 2016. Additionally, please address whether the company is a delinquent filer and any impact this may have on your business and stock.

2. We note the company's statement that "[w]hile the Company does not intend to retain any entity to act as a "finder", the Company's management, through its various contacts and affiliations with other entities, including Somerset Capital Limited ("Somerset Capital") which is controlled by the Receiver for the Company …." Please revise to clarify your statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

3. Please revise to define the term "Fiscal Year". We may have further comment.

4. Please revise to provide the disclosure required by Item 303(a) of Regulation S-K. We note that the company has incurred expenses of $57,725 and $29,607 in each of its last two years.

5. We note your description of the revolving note and your Exhibit 4.2. We note the inconsistency with your description of the interest rate under the revolving note as "until paid in full at the rate of six percent (15%) per annum". Please revise as appropriate. Also revise your reference to Exhibit 4.2 when you are describing the revolving note on page 7.

Security Ownership of Certain Beneficial Owners and Management, page 9

6. We note the disclosure of the irrevocable proxy Alexander Deshin assigned to Somerset Capital Ltd on March 25, 2015. Please describe the material terms of the irrevocable proxy and the relationship between Mr. Deshin and Somerset Capital Ltd. Additionally, please file the irrevocable proxy as an exhibit under Item 601(b)(10)(ii)(a) of Regulation S-K.

Executive Compensation, page 10

7. Please revise your Summary Compensation Table to have the Total column reflect the compensation in the All Other Compensation column.

Certain Relationships and Related Transactions, page 11

8. We note you indicate that on May 18, 2016 the company issued a receiver certificate to an unaffiliated individual in the amount of $10,000. Footnote 5 to your Financial Statements indicates that your receiver extended $10,000 in short term financing to the company for receiver certificates and it also indicates that the receiver extended an additional $9,188 in short term borrowings. It appears to us that Robert Stevens was appointed as receiver and that he is a related party. Please revise your disclosure to appropriately address these transactions or advise us.

9. Please revise to indicate the $7,500 advance under the unsecured revolving credit financing with Somerset Private Fund, Ltd. as noted on page 7. Please also indicate the outstanding balance of the revolving credit financing with Somerset Private Fund, Ltd.

10. We note that your balance sheet indicates that the company owes $19,588 for short term borrowings to related parties as of July 31, 2017. Please revise to provide the disclosure required by Item 404 of Regulation S-K regarding these related party transactions. We may have further comment.

Legal Proceedings, page 12

11. Please further describe the proceedings which led to the company being placed under control of a receiver. Please also clarify the nature of the receivership with respect to the company. Additionally, also address this information in the Business - Organization and Business Operation section on page 2. See Item 8 of Form 10 and Item 101 and 103 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining